Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Quarter 2013
Earnings
Income before income taxes	$507
Add/(Deduct):
Equity in net income of affiliated companies	(5)
Dividends from affiliated companies	—
Fixed charges	685
Earnings	$1,187

Fixed charges
Interest expense	$683
Interest portion of rental expense (a)	2
Total fixed charges	$685

Ratio of earnings to fixed charges	1.73
__________
(a) One-third of all rental expense is deemed to be interest.